RMS

SEC

17005923

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 W. 77th Street, Ste #375
(No. and Street)

Edina	MN	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Johnson 952-259-6249

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, PLLP

(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive Ste#800	Eden Prairie	MN	55344
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Years Ended December 31, 2016 and 2015

Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

We have audited the accompanying statements of financial condition of Cedar Point Capital, LLC as of December 31, 2016 and 2015, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Point Capital, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Cedar Point Capital, LLC's financial statements. The supplemental information is the responsibility of the Cedar Point Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, MN
February 23, 2017

Cedar Point Capital, LLC

Statements of Financial Condition

	12/31/16		12/31/15	
Assets				
Cash	$	84,533	$	52,835
Prepaid expenses		11,712		11,859
Furniture & equipment (net of depreciation of $20,480 and $16,822)		9,406		10,787
Other assets		2,500		2,500
Total assets	$	108,151	$	77,981
Liabilities				
Accrued expenses	$	5,268	$	6,379
Total liabilities	$	5,268	$	6,379
Member's equity				
Capital	$	400,500	$	400,500
Accumulated deficit		(297,617)		(328,898)
Total member's equity		102,883		71,602
Total liabilities & member's equity	$	108,151	$	77,981

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Operations

	Twelve months ended 12/31/16	Twelve months ended 12/31/15
Revenues		
Investment banking	$ 1,122,954	$ 828,611
Total revenues	$ 1,122,954	$ 828,611
Expenses		
Salaries and benefits	$ 722,184	$ 537,739
Sales commissions	242,972	204,842
Legal and audit	36,276	27,985
Occupancy and equipment rental	30,600	28,200
Regulatory	18,078	29,337
Contractor services	11,115	10,830
Communication	10,174	6,487
Promotion	6,859	4,164
Other	4,063	2,601
Depreciation	3,658	3,216
Travel	3,352	10,959
Office supplies	1,500	1,943
Insurance	842	926
Total expenses	$ 1,091,673	$ 869,229
Net income (loss)	$ 31,281	$ (40,618)

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2016 and 2015

Balance at December 31, 2014	$	82,220
Member's capital contributions		30,000
Member's capital withdrawals		-
2015 Net loss		(40,618)
Balance at December 31, 2015	$	71,602
Member's capital contributions		-
Member's capital withdrawals		-
2016 Net income		31,281
Balance at December 31, 2016	$	102,883

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Cash Flows

	Twelve months ended	
	12/31/16	12/31/15
Operating activities		
Net income (loss)	$ 31,281	$ (40,618)
Adjustments:		
Depreciation	3,658	3,216
Changes in assets & liabilities:		
Prepaid expenses	147	(589)
Accrued expenses	(1,112)	(3,782)
Net cash provided by (used for) operating activities	33,974	(41,773)
Investing activities		
Purchases of fixed assets	(2,276)	-
Net cash used for investing activities	(2,276)	-
Financing activities		
Member's capital contributions	-	30,000
Net cash provided by financing activities	-	30,000
Net increase (decrease) in cash	31,698	(11,773)
Cash at beginning of period	52,835	64,608
Cash at end of period	$ 84,533	$ 52,835

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Notes to Financial Statements

Years Ended December 31, 2016 and 2015

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to the CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are issued by the client.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Cash

CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the consolidated financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2013 through 2016.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, CPC had net capital, as computed under the rule, of $79,266 which was $74,265 in excess of required net capital.

3. Commitments and Contingencies

Leases

All lease expense is recorded in occupancy and equipment rental line item on the Statements of Operations. CPC leases office space on a month-to-month basis in Edina, MN that amounted to $30,600 and $28,200 on the 2016 and 2015 Statements of Operations, respectively. CPC has a $2,500 security deposit associated with this lease that is reflected in other assets on the on the 2016 and 2015 Statements of Financial Condition. This lease is with a related party as David Johnson, CEO of CPC, is on the Board of Directors of the Lessor.

4. Related Party Transactions

David Johnson, a member and board member of CPC, is a member of the Board of Directors of Cardia and Argos Risk. Mr. Johnson is also a shareholder in Cardia. See below for the amount of CPC revenue generated from these companies.

Company	Board Member	2016 Revenue	% of Total 2016 Revenue	2015 Revenue	% of Total 2015 Revenue
Cardia	David Johnson	$ 357,500	31.8%	$ 32,500	3.9%
Argos Risk	David Johnson	-	-	26,000	3.1%

John Seaberg, a sales representative with CPC, is a member of the Board of Directors of Medicom. See below for the amount of CPC revenue generated from Medicom.

Company	Board Member	2016 Revenue	% of Total 2016 Revenue	2015 Revenue	% of Total 2015 Revenue
Medicom	John Seaberg	$ -	-	$ 312,521	37.7%

5. Subsequent Events

CPC has evaluated subsequent events through February 23, 2017, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities & Exchange Commission

December 31, 2016

Total member's equity		$ 102,883
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment	9,406	
Prepaid expenses	11,712	
Other assets	2,500	
		23,618
Net capital before haircuts on securities positions		79,265
Haircuts on securities positions		-
Net capital		$ 79,265
Aggregate Indebtedness		$ 5,268
Minimum net capital required		$ 5,000
Excess net capital		$ 74,265
Percentage of aggregate indebtedness to net capital		7%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2016 Part IIA FOCUS filing.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

CPC is exempt from Rule 15c3-3 under Subparagraph k (2)(i) and does not possess, control or otherwise hold client/customer funds or securities.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2016

CPC operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

See accompanying Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cedar Point Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cedar Point Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cedar Point Capital claimed an exemption from 17 C.F.R. §240.15c3-3: 2 (i) (the "exemption provisions") and (2) Cedar Point Capital stated that Cedar Point Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Cedar Point Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cedar Point Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, MN
February 23, 2017

Cedar Point Capital, LLC

February 22, 2017

RE: <u>Exemption Report claimed under Rule 15c3-3(k)(2)(i)</u>

Dear Boulay PLLP:

In connection with your engagement to perform a review of Cedar Point Capital, LLC Exemption Report under Rule 15c3-3(k)(2)(i) for the year ended December 31, 2016, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief, Cedar Point Capital, LLC has met the exemption provision of Rule 15c3-3(k)(2)(i) of the securities Exchange Act of 1934 as the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company promptly transmits all funds. Cedar Point Capital, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2(i).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to December 31, 2016 that Cedar Point Capital, LLC would not have met the exemption provisions of Rule 15c3-3(k)(2)(i).

Your report is intended solely for the information and use of Cedar Point Capital, LLC and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. David Johnson, CEO

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors of
Cedar Point Capital, LLC
Edina, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Cedar Point Capital, LLC (the Company), SIPC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including internal comparative income statement for the year ended December 31, 2016, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers income and expense, including internal comparative income statements, for the year ended December 31, 2016 supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota
February 23, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2386*********************MIXED AADC 220
67704 FINRA DEC
CEDAR POINT CAPITAL LLC
4600 W 77TH ST STE 375
EDINA MN 55435-4912

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 2,807
B. Less payment made with SIPC-6 filed (exclude interest)		(1,394)
8/1/2016 Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,413
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,413
G. PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ Total (must be same as F above)	$ 1,413	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Point Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of January, 20 17.

CFO/Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,122,954

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions —

2d. SIPC Net Operating Revenues $ 1,122,954

2e. General Assessment @ .0025 $ 2,807

(to page 1, line 2.A.)